Exhibit (n)

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the captions “Senior Securities” and "Independent Registered Public Accounting Firm" in this Registration Statement (Form N-2) and related Prospectus of Trinity Capital Inc. for the registration of its common stock, preferred stock, warrants, subscription rights and debt securities.

We also consent to the incorporation by reference therein of our report dated March 4, 2021, with respect to the consolidated financial statements of Trinity Capital Inc. as of December 31, 2020 and 2019, and for the year ended December 31, 2020 and for the period August 12, 2019 (date of inception) to December 31, 2019, included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California

December 20, 2021